Exhibit 99.1

CorpBanca files Form 20-F

Santiago, Chile, May 15, 2014. CORPBANCA (NYSE:BCA; BCS: CORPBANCA) announced today the filing of the company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 with the United States Securities and Exchange Commission on May 15, 2014. The document is also available on the company’s corporate website at www.corpbanca.cl. Any shareholder may request a printed copy of the company’s complete audited financial statements, free of charge, by contacting CorpBanca’s investor relations department.

About CorpBanca

CORPBANCA (NYSE:BCA; BCS: CORPBANCA) is Chile’s oldest operating private bank founded in 1871. Based in Chile, CorpBanca also participates in Colombia and Panama. It also has a branch in New York and a representative office in Madrid. Its total consolidated assets are US$35 billion approximately and the equity totaled US$3.2 billion. Focused on large and medium companies and individuals, CorpBanca offers universal bank products. Its remarkable performance in the past 18 years has allowed consolidating CorpBanca as the fourth largest private bank in Chile. In 2012 CorpBanca started the process of regionalization with the acquisition of two banks in Colombia, becoming the first Chilean bank to have banking subsidiaries abroad.

As of March 31, 2014, according to the Chilean Superintendency of Banks, CorpBanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio (11.5% market share on a consolidated basis and 7.2% market share among private banks on an unconsolidated basis only taking into account its operations in Chile).

As of February 28, 2014, according to the Colombian Superintendency of Finance, CorpBanca Colombia and Helm Bank combined operations were the fifth largest bank in Colombia in terms of total assets and in terms of total loans and the fourth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles.

CORPBANCA CONTACT
Investor Relations, CorpBanca
Santiago, Chile
Phone: +56 (2) 2660-2555
IR@corpbanca.cl